Exhibit 99.1

New Oriental Announces Pricing of Global Offering

BEIJING, China, November 3, 2020 — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced the pricing of the global offering of 8,510,000 new common shares (the “Offer Shares”) which comprises an International Offering and a Hong Kong Public Offering (each defined in the prospectus of the Company dated October 29, 2020, or the “Prospectus”, and collectively, the “Global Offering”). The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$1,190.00 per Offer Share. Based on the ratio of one common share of the Company with par value of US$0.01 each (“Share”) per NYSE-listed American depositary share (“ADS”), the Offer Price translates to approximately US$153.45 per ADS (based on an exchange rate of HK$7.7548 to US$1.00). The Company has set the Offer Price by taking into consideration, among other factors, including the closing price of the ADSs on the New York Stock Exchange on November 2, 2020 (the latest trading day before pricing). Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Offer Shares are expected to begin trading on the Main Board of the SEHK on November 9, 2020 (the “Listing Date”) under the stock code “9901.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The Company’s ADSs, each representing one common share, will continue to be listed and traded on NYSE. Upon the secondary listing in Hong Kong, the Hong Kong-listed shares will be fully fungible with the ADSs listed on NYSE.

In connection with the Global Offering, the Company has granted to the international underwriters an over-allotment option, exercisable from the Listing Date until 30 days after the last day for lodging applications under the Hong Kong Public Offering (being November 3, 2020), to purchase up to an additional 1,276,500 Shares, representing not more than 15.0% of the Offer Shares initially available under the Global Offering, at the Offer Price. The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and offering expenses, are expected to be approximately HK$10.13 billion if the over-allotment option is not exercised or approximately HK$11.65 billion if the over-allotment option is exercised in full.

The Company plans to use the net proceeds from the Global Offering for investments in technologies to enhance its students’ learning experience, its business growth and geographic expansion, strategic investments and acquisitions, and general corporate purposes and working capital needs.

Credit Suisse, BofA Securities and UBS are the joint sponsors and joint global coordinators for the proposed Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2020, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated October 28, 2020 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Credit Suisse (Hong Kong) Limited, Email: newyork.prospectus@credit-suisse.com, BofA Securities, Email: dg.prospectus_requests@bofa.com, or UBS Securities LLC, Email: ol-prospectus-request@ubs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the Prospectus for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. The Prospectus is available on the websites of the Company (http://investor.neworiental.org/) and the SEHK (www.hkexnews.hk). This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules (Chapter 571W of the laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the Prospectus.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4732

Email: rita.fong@fticonsulting.com / charlotte.cheung@fticonsulting.com

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